January 19, 2017

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Intra-Cellular Therapies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 25, 2016

File Number: 001-36274

Ladies and Gentlemen:

On behalf of Intra-Cellular Therapies, Inc., a Delaware corporation (the “Company”), I hereby submit the Company’s responses (this “Response Letter”) to comments contained in the letter dated December 28, 2016, from Suzanne Hayes, Assistant Director of the Office of Healthcare and Insurance, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), which was filed with the Commission on February 25, 2016.

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Unless otherwise stated, all references to “Intra-Cellular,” “we,” “us,” “our,” the “Company” and similar designations refer to Intra-Cellular Therapies, Inc. and its subsidiaries. Page numbers referred to in the responses reference page numbers in the Form 10-K unless otherwise indicated.

Business

Intellectual Property, page 19

1.	Comment: Please expand your disclosure in future filings regarding your patent protection for ITI-007 to provide the following information:

•	the number of patents granted and patent applications pending in the U.S. and foreign jurisdictions;

•	the foreign jurisdictions where patents have been granted and the expiration date of such patents; and

•	the jurisdictions where you have pending patent applications, the type of patent protection you are seeking; and the expected expiration date if such patent applications are granted.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has disclosed on page 19 of the Form 10-K that as of February 1, 2016, the Company owned or controlled approximately 70 patent families filed in the United States and other major markets worldwide, including approximately 54 issued or allowed U.S. patents, 41 pending U.S. patent applications, 214 issued foreign patents, and 194 pending foreign patent applications, directed to novel compounds, formulations, methods of treatment, synthetic methods, and platform technologies. In its Annual Report on Form 10-K for the year ended December 31, 2016, the Company will expand its disclosure to include the following information relating to the Company’s patent protection for ITI-007: (i) the number of patents granted and patent applications pending in the U.S. and foreign jurisdictions; (ii) the foreign jurisdictions where patents have been granted and the expiration date of such patents, and (iii) the jurisdictions where the Company has pending patent applications, the type of patent protection the Company is seeking and the expected expiration date if such patent applications are granted.

2.	Comment: We note your disclosure on page F-21 that indicates you are party to a May 2002 license agreement and research agreement with a university, under which you are entitled to use the organization’s patented technology and other intellectual property relating to diagnosis and treatment of central nervous system disorders. To the extent these agreements are material to your business, please provide proposed disclosure for future filings that includes all material terms, including:

•	the nature and scope of intellectual property transferred;

•	each parties’ rights and obligations;

•	term and termination provisions,

•	investment features or share purchases; and

•	payment provisions, which may include the following:

•	up-front or execution payments received or paid;

•	aggregate amounts paid or received to date under the agreements;

•	aggregate future potential milestone payments to be paid or received;

•	royalty rates or a royalty range;

•	profit or revenue-sharing provisions; and

•	minimum purchase requirements if the agreement involves manufacturing.

Additionally, please file the agreements as exhibits or provide an analysis explaining why it should not be filed pursuant to Regulation S-K, Item 601(b)(10).

Response: The Company respectively acknowledges the Staff’s comment. The Company believes that the license agreement and research agreement with a university (collectively, the “License”) referenced on page F-21 of the Form 10-K is not material to its business. Pursuant to the License, the Company is required to use its reasonable best efforts to develop for commercial use and to market all products developed under the License Agreement and to use at least $1.0 million annually of the Company’s resources for this purpose until the

Company submits a New Drug Application to the U.S. Food and Drug Administration with respect to such potential products. However, while the Company believes it is fulfilling its obligations under the License, no product candidate being developed under the License is among the Company’s principal development programs. Further, the Company does not currently plan to expend resources to develop product candidates under the License in any amount substantially above the minimum annual amount of $1.0 million required by the License, which represents less than 1% of the Company’s cash and cash equivalents and investment securities, available-for-sale, as of September 30, 2016 and less than 1% of the Company’s total costs and expenses for the fiscal year ended December 31, 2015. Based on the Company’s development activities to date, the Company also does not currently expect that it will be required to make any material payments under the License. In addition, the License permits the Company to terminate the License upon prior written notice without incurring financial penalties other than the requirement that the Company pay any monies then owed under the License. Because the License is not material to the Company’s business, the Company believes it is not required to disclose the terms of the License in its filings with the Commission or file the License as an exhibit pursuant to Item 601(b)(10) of Regulation S-K and, as a result, the Company expects to not include disclosure about the License in its Annual Report on Form 10-K for the year ended December 31, 2016. The Company will continue to evaluate its belief that the License is not material to its business. If, in the future, the Company concludes that the License becomes material to its business, the Company will comply with all of its obligations under the federal securities laws to disclose the material terms, if any, of the License and to file a copy of the License pursuant to Regulation S-K, Item 601(b)(10), subject to the Company’s right to seek confidential treatment of certain terms of the License as permitted by the federal securities laws.

The Company understands that the Staff may have additional comments after reviewing this Response Letter.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at (646) 440-9333 or John P. Condon, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., the Company’s legal counsel, at (617) 348-4453. Thank you for your time and attention.

Sincerely,

/s/ Michael I. Halstead
Michael I. Halstead
Senior Vice President, General Counsel and Secretary

cc:	Securities and Exchange Commission

Mary Beth Breslin

Johnny Gharib

Irene Paik

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks, Esq.

Megan N. Gates, Esq.

John P. Condon, Esq.